                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                _______________

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 5)

                               Giant Group, Ltd.
                               -----------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  374503 1 10 0
                     --------------------------------------
                                 (CUSIP Number)

                                Andrew F. Puzder
                  Executive Vice President and General Counsel

                       Fidelity National Financial, Inc.
                            17911 Von Karman Avenue
                           Irvine, California  92714
                              Tel. (714) 622-5000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copies to:

                            Lawrence Lederman, Esq.
                        Milbank, Tweed, Hadley & McCloy
                           One Chase Manhattan Plaza
                           New York, New York  10005
                              Tel.  (212) 530-5000

                                January 16, 1996
                                ----------------
            (Date of Event Which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with the statement / /.


                               Page 1 of 35 Pages

                             Exhibit Index on Page 8

                                  SCHEDULE 13D

CUSIP NO.:  374503 1 10 0

(1)  NAME OF REPORTING PERSON:

     Fidelity National Financial, Inc.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     IRS No. 86-0498599

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)    [ ]
     (b)    [ ]

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS:  WC

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     (7)  SOLE VOTING POWER:  586,489(1)

     (8)  SHARED VOTING POWER:  0

     (9)  SOLE DISPOSITIVE POWER:  586,489(1)

     (10) SHARED DISPOSITIVE POWER:  0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  586,489(1)

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  13.1(2)

(14) TYPE OF REPORTING PERSON:  CO



--------------------

(1) Fidelity disclaims beneficial ownership of 10,000 shares of Common Stock held by William P. Foley, II. Mr. Foley owns 21.7% of the outstanding common stock of Fidelity and he is the Chairman of the Board and Chief Executive Officer of Fidelity. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of Fidelity.

(2) Based upon 4,478,385 shares of Common Stock outstanding as of January 10, 1996, as disclosed in the Company's press release dated January 12, 1996.

                               Page 2 of 35 Pages

CUSIP NO.:  374503 1 10 0

(1)  NAME OF REPORTING PERSON:

     William P. Foley, II

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     IRS No. ###-##-####

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)    [ ]
     (b)    [ ]

(3)  SEC USE ONLY


(4)  SOURCE OF FUNDS:  PF

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION:  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     (7)  SOLE VOTING POWER:  10,000(3)

     (8)  SHARED VOTING POWER: 0

     (9)  SOLE DISPOSITIVE POWER:  10,000(3)

     (10) SHARED DISPOSITIVE POWER: 0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  10,000(3)

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [x]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  .2(4)

(14) TYPE OF REPORTING PERSON:  IN


------------------

(3) Mr. Foley disclaims beneficial ownership of 586,489 shares of Common Stock held by Fidelity. Mr. Foley owns 21.7% of the outstanding common stock of Fidelity, and he is Chairman of the Board and Chief Executive Officer of Fidelity. By virtue of such stock ownership and positions, Mr. Foley may be deemed a "controlling person" of Fidelity.

(4) Based upon 4,478,385 shares of Common Stock outstanding as of January 10, 1996, as disclosed in the Company's press release dated January 12, 1996.

                               Page 3 of 35 Pages

   This Amendment No. 5 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on December 8, 1995, as heretofore amended (the "Schedule 13D"), with respect to the common stock, par value $0.01 per share, of Giant Group, Ltd. (the "Common Stock"), a corporation having its principal executive offices located at 150 El Camino Drive, Suite 303, Beverly Hills, California 90212 (the "Company"). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

   Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

   Item 4 of the Schedule 13D is hereby amended to add the following:

   (E) On January 16, 1996, Fidelity and Mr. Foley answered the First Amended Complaint and filed counterclaims against the Company and all of its directors (the "Answer and Counterclaim"). A copy of the Answer and Counterclaim is attached hereto as Exhibit 99.4, and is incorporated herein by reference.

   In the Answer and Counterclaim, Fidelity and Mr. Foley deny that they engaged in any unlawful activities, including, among other things, trading on nonpublic confidential and/or inside information, misappropriating confidential and proprietary information from the Company or Rally's, or violating the disclosure requirements of Section 13(d) of the Securities Exchange Act of 1934. Fidelity and Mr. Foley further deny that they breached any confidentiality agreements or fiduciary duties, or that they fraudulently made promises without intending to perform them, or conspired to defraud. In addition, Fidelity and Mr. Foley assert equitable affirmative defenses, allege that each of the Company's claims fail to state a cause of action, and allege that the Company's second cause of action is barred by the statute of frauds.

   A summary of the counterclaims is contained in paragraphs 94 to and including 120 of the Answer and Counterclaim, attached hereto as Exhibit 99.4. In its counterclaims, Fidelity and Mr. Foley seek the following declarations: (1) that the Rights Plan adopted by the Company's directors is invalid, (2) that the Company lacked the authority to adopt the Rights Plan, and (3) that the directors, and each of them, breached their fiduciary duties in taking the actions described in the counterclaims. Fidelity and Mr. Foley also seek injunctive relief: (1) directing counterclaim defendants to rescind, or in the alternative to redeem, the rights, (2) ordering that the counterclaim defendants not take any action in furtherance of the Rights Plan,
(3) directing that the Company disclose all of the terms of the Rights Plan,
(4) enjoining counterclaim defendants from engaging in any transactions involving the issuance of the Company's voting securities, and (5) directing the Company to disgorge the more than 400,000 shares of the Company's stock that was purchased on or about January 5, 1996. Lastly, Fidelity and Mr. Foley seek damages with respect to certain of the counterclaims.



                               Page 4 of 35 Pages

   (F) As disclosed in the Company's Current Report on Form 8-K, dated January 14, 1996, the Company amended its bylaws to adopt an advance notice bylaw provision. Such provision, among other things, requires that in order to nominate persons for election as directors or to bring other business at the annual meeting, a stockholder must deliver notice to the Company's Secretary not less than 70 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

  Item 7 of the Schedule 13D is hereby amended to add the following:

  99.4  Answer and Counterclaim filed on January 16, 1996 in the Federal Action.





                               Page 5 of 35 Pages

                                   SIGNATURE



   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 19, 1996
                                          FIDELITY NATIONAL FINANCIAL, INC.



                                          By:  /s/  WILLIAM P. FOLEY, II
                                             --------------------------------
                                             Name:  William P. Foley, II
                                             Title: Chairman of the Board and
                                                    Chief Executive Officer





                               Page 6 of 35 Pages

                                   SIGNATURE



   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 19, 1996


                                                   /s/  WILLIAM P. FOLEY, II
                                                  ---------------------------
                                                        William P. Foley, II





                               Page 7 of 35 Pages
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                                 EXHIBIT INDEX


        99.4    Answer and Counterclaim filed on January 16, 1996
                in the Federal Action.                                 Page 9




                               Page 8 of 35 Pages